December 4, 2014

By Email and EDGAR

United States Securities and Exchange Commission,

        Division of Corporation Finance,

                100 F Street N.E.,

                        Washington, D.C. 20549.

Attention:	J. Nolan McWilliams

Re:	Fiat Chrysler Automobiles N.V. Registration Statement on Form F-1 (File No. 333-199285)

Dear Mr McWilliams:

On behalf of our client, Fiat Chrysler Automobiles N.V. (the “Company”), we are writing to respond to the letter, dated today, from the Staff of the Securities and Exchange Commission regarding the above-referenced registration statement on Form F-1 (the “Registration Statement”) that was initially filed on October 10, 2014, and amended by Amendment No. 1 dated November 13, 2014 and Amendment No. 2 dated November 25, 2014. For your convenience, the Company has reproduced each of the Staff’s comments below and provided its responses below each comment. Capitalized terms that are in this letter but not defined herein have the meanings assigned to them in the Amended Registration Statement.

1.	Please address the following with respect to the proposed Mandatorily Convertible Security’s (MCS) FCA early conversion option to explain in greater detail why you believe this option is substantive, including the actual economic or other business reasons why FCA would exercise the option. As part of your response, please also address each of the following matters outlined below and explain in detail how they were considered in arriving at your conclusion that the FCA early conversion option was substantive.

•	Whether the instrument would have been priced differently if the FCA early settlement option had not been included in the contractual terms. Clarify the extent to which you quantified the difference in price or other factors you considered to support your conclusion, if true, that the instrument would have been priced differently.

Securities and Exchange Commission December 4, 2014	- 2 -

•	The term of the instrument.

•	The width of the range between the minimum and the maximum.

•	The impact of your share price, including its volatility.

Response:

The Company understands that at its January 2014 meeting, the IFRIC addressed factors to consider in determining whether or not the issuer call option (i.e. the early settlement option) has substance within a mandatory convertible security. The IFRIC noted that in order to determine whether the early settlement option is substantive, the issuer will need to understand whether there are actual economic or business reasons (emphasis added) that the issuer would exercise the option. Management notes that for the conversion option to be substantive per the January 2014 IFRIC discussions, the exercise of the option should be reasonably possible which management notes is a lower threshold than probable.

Management notes that the early settlement option for the issuer to settle the Mandatory Convertible Security at the maximum number of shares is a customary term in mandatory convertible securities. The term has become more common in mandatory convertible securities offerings over the past 3-5 years in response to issuers’ demand for the feature. In the past, issuers with mandatory convertible securities that did not include an early settlement option have launched exchange offers to accelerate settlement of mandatory convertible securities by issuing shares of the issuer and providing additional consideration. These offers were typically at a premium to the fair value of the Mandatory Convertible Security to incentivize investors to exchange and many were done around the first anniversary of issuance. The success of these exchange offers has varied (e.g., 70 – 95% success rate) notwithstanding that in some cases, the issuer offered consideration that was incremental to the maximum conversion ratio and the present value of the coupon payments. This reaction is attributable to Mandatory Convertible Security investors, typically equity income funds, who invest in Mandatory Convertible Security s as a preferred alternative to the straight equity because the Mandatory Convertible Security pays a fixed periodic coupon in excess of any dividend yield in the underlying stock. As a result if FCA were forced to rely on an exchange offer to investors to early settle the Mandatory Convertible Security, it would expect low success rates given the target investors’ preference to continue to hold the Mandatory Convertible Security and record the income from the coupons, while also retaining the right to participate in any appreciation in the stock price which many such investors would not be able to do if the conversion feature is exercised since they cannot hold non-dividend paying stocks. Therefore, the early conversion feature enables the Company to effect an

Securities and Exchange Commission December 4, 2014	- 3 -

exchange for the Mandatory Convertible Security securities with a guaranteed 100% success rate and with no incremental consideration beyond that implicit in the terms of the Mandatory Convertible Security if it were to go to maturity.

Management believes this feature is substantive because it offers the Company an important level of flexibility to allow the Company the right to early convert and terminate the instrument prior to its scheduled maturity date should the Company’s corporate objectives and/or industry and market conditions warrant such actions. Evidence of this substance is discussed below.

Would the instrument have been priced differently if the issuer’s early redemption feature had not been included?

Through discussions with capital market advisors, Management understands that the rate on which coupons would be paid on the notional amount of the mandatory convertible securities would have been lower by at least 12.5 bps, as an indicative amount, were the issuer early settlement feature not included in the instrument as the investors require compensation for the risk that the company could call the instrument early, thus disrupting the cash flows and stock price appreciation opportunity many equity income investors are seeking since they cannot hold non-dividend paying stocks, as discussed previously. However, pricing models used by the underwriters and third parties do not have inputs that specifically take into account the likelihood the issuer call option is exercised. As such, a “with” and “without” calculation would not provide a reliably accurate indicator of the value of the feature given that all of the recent issuances of mandatory convertible securities included this feature.

As previously discussed, Management is aware of several issuers during the financial crisis that sought to settle early mandatory convertible instruments, but did not have a contractual right to do so. Those issuers instead made an exchange offer to holders, typically offering both the maximum number of shares issuable on conversion of the instrument as well as the present value of remaining coupons (and in some cases issuers offered additional consideration to motivate investors to tender into the exchange offer). Interestingly, the success rate for these transactions was less than 100% — in some cases substantially below 100% — demonstrating that some investors resisted the exchange and preferred to retain the mandatory convertible instrument through the scheduled term of the instrument (as further discussed above). Management estimates that the cost to exercise the Company’s issuer early settlement feature would be significantly less than the inducements offered in these exchange offers and we would not incur any inefficiency in success rate given the Company’s ability to exercise its call. Note that a majority of these early settlements occurred shortly after the first anniversary of their issuance demonstrating that there is some propensity for equivalent deals to settle early at the determination of the issuer.

Securities and Exchange Commission December 4, 2014	- 4 -

The term of the instrument

FCA’s mandatory convertible security is expected to have a term of 2 years. This term is within the range of recent issuances of mandatory convertible securities of 2-3 years, based on a review of similar issuances, and within the conditions to allow at least one of the major credit rating agencies to treat the security as equity for its ratings analysis purposes. In addition, the Company’s current funding plan necessitates a significant amount of refinancing in the next 2 years and we have announced plans to seek to refinance on an optional basis a significant amount of additional debt, including over $10 billion of indebtedness at the Company’s Chrysler Group LLC subsidiary that imposes certain operational and financial restrictions on the Group. The early settlement option allows the Company the ability to convert the instruments into shares and free up debt capacity as well as improve some of the rating agency’s debt/equity ratios that are used in determining FCA’s credit rating. An early conversion would also allow the Company to bring equity onto its balance sheet without a discount to market as is typically the case in capital offerings. Plus the feature guarantees a 100% success rate relative to an exchange offer as discussed above. As the Company refinances maturing debt and looks to opportunistically refinance other indebtedness, remove operational restrictions and extend maturities in a relatively low interest rate environment, the Company can envisage market circumstances where if it were to exercise the early settlement option thus improving the Company’s credit metrics this may help to lower the Company’s borrowing costs on a significant amount of long term debt.

The width of the range between the minimum and the maximum

The Company’s expectation is that the range between the cap and floor will be in-line with customary terms and will not be considered wide compared to other market issuances (0.83 and 1.00 shares based on an indicative range of share prices between 120% and 100% of the common share price at pricing of the offering). Similar to the discussion from the IFRIC Staff papers described herein, a wide range between the cap and the floor may be an indicator that there is less substance to the early conversion feature, as the issuer would have a disincentive to settle early at an amount of shares that is potentially higher than those that would fall within the range. The Company’s survey of recent large transactions yielded a customary range of premiums between 20-25% with a few outliers at 17.5% and up to 32.5%. Since the Company expects a premium within a customary range (i.e., likely 17.5-22.5%), we do not believe the range is wide enough to say the early conversion feature neither lacks substance nor is a disincentive to the Company to settle early for the business reasons outline in this response

The impact of the Company’s share price, including its volatility

The automotive industry as a whole has relatively high share price volatility due in part to the highly cyclical nature of the industry. The Company’s current share price, inclusive of a relatively high volatility consistent with the Company’s industry, creates sensitivity to any projected downturns in the market.

Securities and Exchange Commission December 4, 2014	- 5 -

Management worked with the underwriters to complete a Monte Carlo analysis based on an assumed range from the Minimum and Maximum Conversion Rates of 0.83 and 1.00 shares (based on a range of share prices between 120% and 100% of the common share price at pricing of the offering). This analysis indicated a reasonable possibility that FCA’s share price would fall below the minimum threshold, as a result of which the Company would not be economically disadvantaged nor would FCA’s shareholders suffer additional dilution were the Company to exercise the issuer conversion option.

2.	We note that you identified the impact that the Mandatorily Convertible Securities could have on your credit rating. Please expand your discussion to explain how rating agencies are expected to consider the instrument, as either equity or debt in evaluating or determining your ratings; also, discuss the extent to which the early conversion option contained in the Mandatorily Convertible Securities could be used to manage your credit ratings.

Response:

The Company notes that it has discussed the Mandatory Convertible Security with two principal credit rating agencies. One rating agency considers the Mandatory Convertible Security as an equity instrument so long as the mandatory conversion date is within two years. As such, for this credit rating agency, the issuance of the Mandatory Convertible Security does not affect the metrics used to assess the Company’s credit rating. This is particularly important given that investors typically price debt securities against the lower rating as between the two principal credit rating agencies.

The other credit rating agency considers the Mandatory Convertible Security to be debt. As such, issuing the Mandatory Convertible Security actually depresses the financial metrics used by this agency in assessing the Company’s credit rating. Conversely, exercising the issuer call option gives management the ability to alleviate this downward pressure by early converting the instrument to permanent equity prior to the mandatory conversion date. The primary metrics used by this credit rating agency that would be affected by the issuance and subsequent conversion of the Mandatory Convertible Security and the estimated effect are as follows:

•	Debt / EBITDA ratio: This ratio would be improved by approximately 0.4 times by converting the Mandatory Convertible Security.

•	Debt / Capital ratio: This ratio would be improved by approximately 10% by converting the Mandatory Convertible Security.

•	Cash / Debt ratio: This ratio would be improved by approximately 4% by converting the Mandatory Convertible Security.

Securities and Exchange Commission December 4, 2014	- 6 -

The rating metrics are improved to a significantly greater extent by the conversion of the Mandatory Convertible Securities to common equity than they will be for the proposed common share offering, both because the common share offering contemplates a smaller amount of proceeds and because the impact of the conversion –which both reduces debt and increases equity – is more pronounced.

In the event that there is an economic downturn or if the Company were not able to achieve the performance targets communicated to investors in its 2014-2018 business plan, the Company could be at risk of being downgraded by the rating agency that considers the Mandatory Convertible Security to be a debt instrument. Management understands that while the rating agencies use both qualitative and quantitative factors when determining a company’s credit rating, greater importance is placed on quantitative factors when assessing the possibility of a down grade. Therefore, in such circumstances, having the ability to directly affect the metrics discussed above is valuable to the Company as it could directly affect the cost of refinancing the Company’s outstanding debt instruments as they become.

3.	Please clarify whether or not the FCA early conversion option would take priority over the holders’ early conversion option in the event that the holders’ early conversion option was exercised.

Response:

Contrary to FCA’s early conversion option, the Company believes that the holders’ optional early conversion right is relatively unlikely to be exercised — both because holders of these instruments are typically equity income funds that do not wish to hold common equity and because the holders would on early conversion surrender the right to all unpaid coupons and would receive a number of shares (at the minimum conversion ratio) that is lower than the number of shares that the holder would have acquired had the original investment been in common shares. Nevertheless, if FCA were to exercise its early conversion right, that exercise would take priority over any pending exercise made by a holder of the holder’s optional early conversion right.

The Company intends to file Amendment No. 3 to the Registration Statement and commence distribution of the preliminary prospectus included in the Registration Statement later today.

*        *        *

Securities and Exchange Commission December 4, 2014	- 7 -

The Company appreciates very much the Staff’s prompt and helpful review of the Registration Statement and its continued cooperation in the Company’s efforts to complete the proposed capital transactions before the year-end holidays. Any questions or comments with respect to the responses may be communicated to the undersigned (tel: 212-558-3109 or email: millersc@sullcrom.com). Please send copies of any correspondence relating to this filing to me by email and facsimile (212-291-9101) with the original by mail c/o Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Very truly yours,

/s/ Scott D. Miller

Scott D. Miller

cc:	Linda Cvrkel
Claire Erlanger
Sonia Bednarowski
(Securities and Exchange Commission)

Richard K. Palmer
Giorgio Fossati
Alessandro Gili
(Fiat Chrysler Automobiles N.V.)